

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2014

Via E-mail
Li-Hsing Chen
President and Chairman of the Board
San Lotus Holding Inc.
3F B302C, No. 185 Kewang Road
Longtan Township, Tauyuan County 325
Taiwan (R.O.C.)

> **Re: San Lotus Holding Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 7, 2014**
> **File No. 333-176694**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. We think you should amend your filing in response to comment 1. If you disagree, we will consider your explanation as to why an amendment is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.

1. Please amend your Form 8-K to state whether the decision to change auditors was recommended or approved by your board of directors. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

2. It does not appear that the entity "Kwok & Company" is registered with the Public Accounting Oversight Board ("PCAOB"). Please advise how your independent accountant complies with the registration requirements of the PCAOB.

Please amend your filing and respond to these comments within five business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions should be directed to the undersigned at (202) 551-3308.

Sincerely,

/s/ Patrick Kuhn

Patrick Kuhn
Staff Accountant